[LETTERHEAD OF SIMPSON THACHER & BARTLETT LLP]

November 8, 2013

VIA COURIER AND EDGAR

Re:	Hilton Worldwide Holdings Inc.
Registration Statement on Form S-1
File No. 333-191110

Sandra B. Hunter, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Hunter:

On behalf of Hilton Worldwide Holdings Inc. (“Hilton”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement relating to the offering of shares of its common stock, marked to show changes from the Registration Statement as filed on October 18, 2013. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to your comment letter, dated November 6, 2013, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2. The responses and information described below are based upon information provided to us by Hilton.

SECURITIES AND EXCHANGE COMMISSION	2	November 8, 2013

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-8

Note 2: Basis of Presentation and Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

1.	We have reviewed your response to comment 27. Within your Management’s Discussion and Analysis of Financial Condition and Results of Operations, please disclose that key drivers of operations (i.e. occupancy and ADR) affect all components of your owned and leased hotel revenue consistently, including your food and beverage sales.

Hilton has revised page 62 to disclose that key drivers of operations, such as occupancy, generally affect all components of its owned and leased hotel revenue consistently.

Self-Insurance, page F-16

2.	We have reviewed your response to comment 28 and your revised disclosure. Please tell us the amount of the changes in your reserves relating to insured events of prior fiscal years for each year presented. Unless apparent, please tell us how management determined that these amounts were not material for disclosure.

Hilton respectfully advises the Staff that the changes in its self-insurance reserves relating to insured events of prior fiscal years were $2 million, $1 million and $1 million for the years ended December 31, 2012, 2011 and 2010, respectively. Hilton compared these changes to its insurance reserves balance in each period, noting that the changes relating to prior years’ insured events were less than 2% of the reserve balance in each period. In comparing to Hilton’s other liabilities balance in each of the respective periods, the adjustments represented less than 0.2% of the other liabilities balance. Further, Hilton notes that such changes were less than 0.5% of income before taxes in each of the annual periods. Hilton also notes that the changes do not cause any change in overall qualitative trends or results for any of the periods presented. Based on these factors, Hilton determined that the amounts of changes in its reserves were not material for disclosure.

SECURITIES AND EXCHANGE COMMISSION	3	November 8, 2013

Item 16. Exhibits and Financial Statement Schedules, page II-2

3.	We note your response to comment 34 in which you indicate that you anticipate filing the final certificate of incorporation and bylaws with a Current Report on Form 8-K following effectiveness. Please refer to Item 601 of Regulation S-K and file the current, executed, certificate of incorporation and bylaws prior to effectiveness. To the extent you anticipate filing an amended certificate of incorporation and bylaws in the future, you may file these in the “form of” version in addition to the current, executed version.

Hilton has filed its currently operative certificate of incorporation and by-laws as Exhibits No. 3.1 and 3.2 to Amendment No. 2.

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Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission
Tom Kluck, Esq.
Jennifer Monick
Kevin Woody

Hilton Worldwide Holdings Inc.
Kristin A. Campbell, Esq.
Kevin J. Jacobs

Davis Polk & Wardwell LLP
Michael P. Kaplan, Esq.
John B. Meade, Esq.